SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Tiger Media, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88685105

(CUSIP Number)

Joshua B. Weingard, Esq.

Tiger Media, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G88685105	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 10,666,790*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 10,666,790*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,666,790*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Frost Gamma Investments Trust (“Gamma Trust”) owns 10,666,790 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. G88685105	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 10,666,790
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 10,666,790
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,666,790
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. G88685105	Page 4 of 7

This Amendment No. 11 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013 and Amendment No. 10 to the Schedule 13D filed on July 12, 2013 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Second Amended and Restated Joint Filing Agreement dated February 14, 2014 as executed by the Reporting Persons listed on the cover page to this Amendment (Exhibit 99.8 to this Amendment.)

Item 1.	Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively the “Reporting Persons”) with respect to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Tiger Media, Inc., a Cayman Island exempted company (the “Issuer”), formerly known as SearchMedia Holdings Limited, the successor to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). Also referenced below are warrants to purchase ordinary shares of the Issuer (the “Warrants”). The principal executive offices of the Issuer are located at Room 450, East Office Tower, Shanghai Centre, No. 1376 Nan Jing W. Road, Jing’ an District, Shanghai, People’s Republic of China 200040.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On November 13, 2013, the Issuer announced a change to the existing Warrants to reduce the exercise price from $2.50 per share to $1.25 per share (the “Warrant Price Reduction”). The Warrant Price Reduction was applicable to all outstanding warrants of Tiger Media effective from December 1, 2013 until December 26, 2013, the expiration date of the Warrants. All unexercised Warrants expired in accordance with their terms on December 26, 2013 at 5:00 p.m., New York City time.

Effective December 16, 2013, Gamma Trust exercised 1,647,467 Warrants it held and acquired 1,647,467 Ordinary Shares for investment purposes at an exercise price of $1.25 per share for an aggregate of $2,059,334.

The source of funds used in all transactions described above consists of working capital of Gamma Trust.

CUSIP No. G88685105	Page 5 of 7

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Ordinary Shares or other securities of the issuer convertible into Ordinary Shares. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Ordinary Shares which they now own or may hereafter acquire.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 10,666,790 Ordinary Shares of the Issuer, representing 29.3% of the Issuer’s Ordinary Shares. The percentage of beneficial ownership is based upon 36,385,736 Ordinary Shares outstanding as of January 31, 2014.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 10,666,790 Ordinary Shares of the Issuer beneficially held by the Reporting Person. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security
12/16/2013	1,647,467 shares	Exercise of Warrants	$1.25 per share

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. G88685105	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is deleted in its entirety.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended by adding the following exhibit to the end of the item.

Exhibit 99.8	Second Amended and Restated Joint Filing Agreement, dated February 14, 2014 by the Reporting Persons.

CUSIP No. G88685105	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

Dated: February 14, 2014	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee